August 10, 2005

Mail Stop 4561

Scott Kincer
Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California  92821

Re:	Datascension, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed August 1, 2005
      Registration No. 333-121851

Dear Mr. Kincer:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. In particular, we note that you have not included updated financial statements as required by Items 3-12 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that
includes updated financial statements.  We will commence our review
of your registration statement at that time.   Please refer any
questions to me at (202) 551-3852.


Sincerely,



Michael McTiernan
Special Counsel


cc:	Owen Naccarato, Esq. (via facsimile)

??

??

??

??

Datascension, Inc.
Page 2